SembCorp Industries

RECEIVED

2004 MAY 19 P 3:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

6 May 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030266

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

f Linda Hoon Siew Kin (Ms)
Group Company Secretary

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Enclosure

dlw 5/21

C:jesstan/MasnetAnn/SECltr

MASNET No. 42 OF 06.05.2004
Announcement No. 45

SEMBCORP INDUSTRIES LTD

INCORPORATION OF A FREE ZONE ESTABLISHMENT WITH LIMITED LIABILITIES IN DUBAI

INCORPORATION OF A FREE ZONE ESTABLISHMENT WITH LIMITED LIABILITIES IN DUBAI

SembCorp Industries wishes to announce that its wholly owned subsidiary, SembCorp Engineers and Constructors Pte Ltd ("SEC"), has incorporated a Free Zone Establishment with limited liabilities named SembCorp Engineers & Constructors Middle East FZE ("SEC FZE") in Jebel Ali Free Zone, Dubai, United Arab Emirates on April 11, 2004.

SEC FZE principal activity is engineering and construction. SEC FZE is established for the purpose of undertaking engineering and construction works within the Free Zone, Dubai, United Arab Emirates.

The paid up capital of SEC FZE is One Million Dirhams (equivalent to SGD461,308) comprising of One share of One Million Dirhams fully subscribed and paid by SEC.

BY ORDER OF THE BOARD
LINDA HOON
GROUP COMPANY SECRETARY
May 6, 2004

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 06/05/2004 to the SGX